MINCO GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Minco Gold Corporation and its subsidiaries ("Minco Gold" or "the Company") is for the year ended December 31, 2008 compared with the year ended December 31, 2007. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year. The Company’s functional and reporting currency is the Canadian dollar. This MD&A is current to April 15, 2009 and should also be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”).

Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Refer to Note 2 of the December 31, 2008 audited consolidated financial statements for a discussion of changes in accounting policies and presentation.   Refer to Notes 2 and 3 of the December 31, 2008 and 2007 audited consolidated financial statements respectively for disclosure of the Company’s significant accounting policies.

Company Overview

Minco Gold (TSX:MMM/NYSE Amex:MGH/FSE:MI5) was incorporated under the laws of British Columbia, Canada in 1982 as Caprock Energy Ltd. Following a number of name changes, the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating mineral properties and projects in the People’s Republic of China (“China”). Through joint ventures with various Chinese government entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many additional Chinese mineral properties.

The Company does not generate revenues and has accumulated losses since inception, and as at December 31, 2008 had an accumulated deficit of $37,802,401 and is unlikely to generate earnings in the immediate future. The continuation of the Company as a going concern is dependant upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to achieve its operating and developing objectives, confirmation of the Company’s interests in the underlying properties and the attainment of profitable operations. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  The outcome of these matters cannot be predicted at this time.

Highlights for the year ended December 31, 2008

For the year ended December 31, 2008:

1. Recorded a net loss $13.3 million or a loss per share of $0.30 (2007 – a loss of $7.6 million or a loss per share of $0.18). The Company recorded a loss from continuing operations of $14.4 million or a loss per share of $0.33 (2007 – a loss of $7.5 million or a loss per share of $0.18) which reflects the Company’s focus on continued exploration and acquisition activities.

2. In early 2008, the Company received all required government approvals for the Changkeng Gold project including a business license granted to Guangzhou MingZhong Mining Co., Ltd. ("MingZhong", in which the Company holds a 51% equity interest), a cooperative joint-venture to explore and develop the Changkeng Gold property. A 100% interest in the exploration permit (the "Changkeng Exploration Permit") was approved by the Ministry of Land and Resources and successfully transferred to MingZhong on January 05, 2008.

3. In March 2008, the Company reported an NI 43-101 resource estimate for the Changkeng Gold project completed by P&E Mining Consultants Inc. of Brampton, Ontario. The deposit contains an indicated resource of 2.1 million tonnes @ 5.61 g/t gold ("Au") for a total of 379,000 oz contained gold and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.

4. The Company conducted a comprehensive exploration program on ChangKeng project including 61 drill holes covering approximately 12,000 meters of diamond drilling; preliminary metallurgical testing; and a hydrological and geotechnical assessment on the project. All the field related work was completed toward the 2008 year end.

5. In the Longnan region the Company resumed field activities within the three main areas with a trenching program on the Yangshanli property which was completed in April and returned encouraging results. A bedrock sourced gold anomalous area was identified covering an area approximately 1.6 kilometers long by 300 meters wide. The Company conducted an IP survey over the area and a number of prospective drill targets were generated. The Company completed field mapping, sampling and trenching the Xicheng East property in areas of previously defined geochemical anomalies and mineralized areas which were discovered in 2007. This resulted in mineralized structures and trends being extended along strike with 0.5 or 1.0 meter wide channel sample results ranging from 0.28 to 1.85 % Pb in one area and 1.67 g/t Au, 10 g/t Ag and 0.43 % Pb in another favorable target area. Regional field sampling and mapping was carried out in the Yejiaba properties over areas of geochemical anomalies and identified structural trends. Individual grab samples from geologically favorable areas returned values up to 4.29 g/t Au, 137 g/t Ag and 13% Sb. In the fourth quarter, the Company recorded the sale of three small areas which comprised one exploration permit, in the Longnan region, for RMB 2.8 million (approximately $0.5 million).

6. The Company conducted exploration programs on its Gobi Gold project, Gold Bull Mountain project, and Xiaoshan project during the first half of 2008. Given a severe downturn in the financial markets experienced during the second half of 2008, the Company suspended exploration programs on those projects after a detailed review of the exploration data to maximize the benefit of existing cash balances. During the second half 2008, the Company ceased funding of Gold Bull Mountain and decided explore the possibility of selling Yuanling Minco subsequent to year end. As at December 31, 2008, the Company wrote off a total of RMB 2.5 million (approximately $358,500) recorded as the mineral interests. This is the cost of Gold Bull Mountain mining license. Management decided to write off the license because there is a significant deterioration in the business environment and the Company did not manage to find any new minerals in the property. The Company does not possess any external valuation appraisal to support the value of the mining license.

7. Minco Gold elected to sell its interest in the Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV” or “BYC”) BYC project for RMB7.0 million (approximately $1.2 million). The Company recorded this transaction in the fourth quarter and received three installments, with final installment of RMB 2.8 million ($0.4 million) being received by February 28, 2009.

Results of Operations

Exploration Costs

Gross exploration costs including exploration permit purchases for the year ended December 31, 2008 totaled $10.5 million (2007 - $2.9 million) and for the three months ended December 31, 2008 totaled $1.7 million (2007 - $1.5 million).

The increase in exploration costs is due to the acquisition of the Changkeng Exploration Permit purchased in 2008, and the increase of field work activities undertaken on the Longnan Properties . Details of the expenditures incurred on the properties are as follows:

	Costs Incurred January 1 to December 31, 2008	Costs Incurred January 1 to December 31, 2007	Cumulative Costs Incurred to December 31, 2008
Currently active properties:
Gansu
- Minco-Qinqi (formerly West Extension of Yangshan) *	$-	$(163,008)	$278,576
- Yangshan (Anba) *	-	12,941	490,422
- Longnan	1,414,127	886,375	2,797,887
Inner Mongolia
- Gobi Gold	270,532	214,319	1,983,542
- BYC **	-	34,098	869,535
Guangdong
- Changkeng	8,351,719	176,365	9,054,802
Hunan
- Gold Bull Mountain	98,948	655,858	2,157,540
Henan Zhongjia
- Xiaoshan	411,181	1,131,000	1,542,181
Total	10,546,507	2,947,948	19,174,485
Exploration cost recoveries	-	163,008	(956,903)
Expensed mining license costs	(358,500)	-	(358,500)
Expensed exploration permits	(6,611,918)	(842,788)	(9,203,512)
Expensed exploration costs	(3,934,589)	(2,268,168)	(8,655,5770)
Capitalized (writte off) mining license costs	$(358,500)	$-	$-

             * The projects were abandoned.

    ** The project was sold.

The following table summarizes the key operating results for the year and quarter ended December 31, 2008 (and 2007):

Statement of Operations	Three months ended Dec 31,		Twelve months ended Dec 31,
	2008	2007	2008	2007
Exploration Permit costs	-	842,788	6,611,918	842,788
Exploration Costs	1,657,175	617,428	3,934,589	2,078,346
Administrative expenses	1,219,259	884,279	4,827,249	5,016,036
Operating gain (loss)	(2,876,434)	(2,344,495)	(15,373,756)	(7,937,170)

Other Income (loss)
Write down of marketable securities	(12,600)	(169,331)	(75,600)	(232,546)
Write down of mineral interests	(358,500)	-	(358,500)	-
Gain on sale of exploration permits	425,632	-	425,632	-
Income from investment in Minco Silver	142,209	(1,374,478)	(948,750)	(3,239,898)
Dilution gain	-	191,000	1,544,454	191,000
Gain on sale of Minco Silver shares	-	2,978,034	-	2,978,034
Rental income	16,777	19,908	68,109	58,761
Sundry income	150,000	-	150,000	-
Interest income	80,334	34,418	138,250	248,010
Gain on sale of securities	3,790	-	3,790	-
Loss before discontinued operations, non-controlling interest and tax expense	(2,428,792)	(664,944)	(14,426,371)	(7,933,809)
Income tax expense (in China)	(85,349)	-	(85,349)	-
Loss for the period before non-controlling interest	(2,514,141)	(664,944)	(14,511,720)	(7,933,807)
Non-controlling interest	-	429,442	82,685	429,442
Earnings from discontinued operation	1,164,730	(75,866)	1,164,730	(75,864)
Net income (loss) for the period	(1,349,411)	(311,368)	(13,264,305)	(7,580,231)
Basic and diluted gain ( loss) per share	(0.03)	(0.01)	(0.30)	(0.18)
Weighted average number of shares outstanding	42,989,051	42,928,385	42,970,813	42,908,809

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

			2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest income	$230,333	$ 11,869	$ 2,713	$ 43,335	$ 34,418	$ 67,137	$ 70,445	$ 76,010
Net income/(loss)*	(1,349,411)	(2,313,134)	(1,317,998)	(8,283,762)	(311,368)	(2,880,632)	(2,403,260)	(1,984,971)
Net income/(loss) per share – basic and diluted	(0.03)	(0.05)	(0.03)	(0.19)	(0.01)	(0.07)	(0.05)	(0.05)

* During the year ended December 31, 2008, the Company retrospectively changed its accounting policy to align its policies with that of Minco Silver Corporation (“Minco Silver”) a company that is accounted for using the equity method.

**The first three quarters of 2008 (2008-Q1, Q2, Q3) have been restated to give the effect of the new accounting policy and the operating results have been restated in the table above.

As the 2008 year progressed management continued to monitor and make business decisions on how best to manage its available cash flows. Exploration activities were limited in the fourth quarter as the Company concentrated on the Changkeng Gold project.

In the first quarter of 2008, the Company recorded RMB 19 million ($2.94 million) as the first installment on the Changkeng exploration permit. (The amount was paid in December 2008) As at December 31, 2008, the Company accrued the remaining balance due on the payment for the exploration permit of RMB 29 million ($ 5.04 million) and recorded the exploration permit costs of $3.66 million, the interest expenses $0.21 million and a $1.17 million exchange loss. As a result of these transactions, total exploration permit costs for 2008 were $6.6 million.

In the fourth quarter of 2007, the Company recorded a gain on the sale of 1,000,000 Minco Silver shares of $3.0 million. This is the main contributor to the increase in earnings in the fourth quarter of 2007. There have been no further sales of Minco Silver shares.

Minco Base Metals Corporation was formed in 2004 to hold and develop the Company’s base metal projects. On November 15 2007, the Company effected the reorganization and spin-off of Minco Base Metals Corporation. The Company effectively transferred the wholly-owned subsidiary Minco Base Metals to Minco Base Metals Corp., including its interest in GanSu Keyin Mining Co. ltd. and the White Silver Mountain project.

On July 18, 2008 the Company signed an agreement with Long Da Fu (Beijing) Investments Co. Ltd (“LongDaFu”) to sell the interest in HYMK for RMB 7 million ($1.2 million). There was a transition period from September 10, 2008 to October 31, 2008 while the companies awaited government approval. Following receipt of government approval, on October 31, 2008, Long Da Fu took over management control and daily operations. Of the total RMB 7 million ($1.2 million), the Company received RMB 4.25 million ($757,710) and has recorded RMB 2.75 million ($490,283) as receivable on December 31, 2008. This was received subsequent to the year end 2008.  As at December 31, 2008, the Company recorded Earnings for the year from  discontinued operations was $ 1.16 million.

On January 1, 2008, the Company changed this policy to more appropriately align its policy with those applied by other comparable mineral property exploration and development companies at a similar stage.  The Company’s new policy is to commence capitalization of mineral property development costs after a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices.

Under the new policy Minco Silver had capitalized $5.3 million (2007 - $nil) of development costs and Minco Gold’s equity share of this amount is $2.1 million.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. For the full year ended December 31, 2008 the Company incurred a total of $3.8 million (2007 - $4.6 million) administrative expenses, net off foreign exchange. In the three-month period ended December 31, 2008, the Company spent a total of $0.8 million on administrative expenses (2007- $1.4 million) net of foreign exchange.

Significant changes in expenses are as follows:

•

Consulting fees increased to $284,000 (2007 - $76,368) as the Company incurred fees associated with a review of the internal controls and SOX compliance with a major accounting firm. In addition, the Company recorded costs associated with consultants providing “in-house” legal counsel and CFO advisory services.

•

The Company recorded a foreign exchange loss of $1.0 million for the full year ended December 31, 2008 (2007 loss – $0.4 million) and for the three month period ended December 31, 2008, a foreign exchange loss of $0.4 million (2007 – gain of $0.5 million).

•

The Company incurred investor relations expense of $0.4 million for the year ended December 31, 2008 (2007 - $0.6 million) and in the current quarter $0.02 million (2007 - $0.2 million). The decrease reflects management’s efforts to reduce expenditures as they preserve cash funds for exploration activities.

•

The Company had reduced property investigation expenses in 2008 ($0.09million) as the focus was on the Changkeng Gold property in relation to prior year (2007 - $0.2 million).

•

In the quarter ended December 31, 2008, the Company granted 125,000 stock options to its consultants at the price of $0.46 per share (which was accounted for on a mark to market basis). The Company recorded stock based compensation expense of $1.2 million for the full year ended December 31, 2008 (2007 - $2.0 million) and during the three months ended December 31, 2008 $0.3 million (2007 - $0.4 million). The decrease in stock based compensation over prior year is due to the fact that there were less new options issued and the price at which the options were granted.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Interest income

In the year ended December 31, 2008, interest income was $138,250 (2007 - $0.2 million).

Sundry income

In the year ended December 31, 2008, sundry income was $150,000 (2007 – nil) recorded on debts forgiven.

Rental income

In the year ended December 31, 2008, rental income was $68,109 (2007 – 58,761) recorded on office space sub-let to related parties.

Short-term investment

As at December 31, 2008, short-term investments consisted of $850,904 of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2007 – $3,995,269) and $71,655 in commercial notes (2007 – $2,065,775). Including in December 31, 2007, the Company held 420,000 common shares of Nanika Resources Inc. (formerly known as New Cantech Venture Inc.) (“Nanika”). The market value of the shares was $88,000 as at December 31, 2007.

 Marketable Securities

As at December 31, 2008, the Company held 420,000 common shares of Nanika Resources Inc. The market value of the shares was $12,600. In 2008, Management assessed the Company’s marketable security holdings and determined to reclassify the shares of Nanika as long-term for consistency with management’s intentions.

Financial Position

The Company’s total assets at December 31, 2008 decreased to $10.9 million (2007 - $16.7 million) as the Company converted short term investments and balances owed into cash to support the exploration activities of the Company during 2008. At December 31, 2008, the Company has cash and short term investments (and therefore liquid assets that can easily be converted to cash) of $3.5 million (2007 - $7.5 million) available for use in operations. In addition, the Company has $1.24 million due from Minco Silver and $506,569 due from Minco Base Metals which will be collected on demand.

Properties

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

•

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and its interests in the Longnan, Jinniusan and Xiaoshan projects, incorporated in the People’s Republic of China.

•

Less than Wholly-owned subsidiaries - the Company has contractual rights to earn into the following projects and joint ventures:

•

51% of a joint venture company formed and known as Guangzhou MingZhong Mining Co., Ltd. (the “MingZhong JV”), formerly “MingZhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)  - holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

•

65% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project

•

70% of a joint venture company formed and known as Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco JV”) - holding company for the Xiaoshan Gold project; and

•

Equity interests – during 2008, the Company’s ownership decreased to 40.48% due to the exercise of options by Minco Silver option holders. (“Minco Silver”).

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business license on March 30, 2007 and the transfer of the Changkeng Exploration Permit on January 05, 2008.

The current exploration program consists of 12,000 meters of drilling, investigation of the potentially mined-out area, limited metallurgical testing and hydro-geological, geotechnical and environmental studies. The program was initiated in April 2008 and was completed on December 15, 2008 with 11,809 meters drilled. Following the completion of the drill program, an updated resource estimate will be completed and an exploration report will be completed for National

(China) permitting requirements in 2009.  These studies will be combined and used as the basis for completing an independent Preliminary Economic Assessment (PEA) on the project.

Currently Beijing General Research Institute of Mining & Metallurgy (“BGRIMM”) located in Beijing, China has commenced limited metallurgical and mineralogical studies on a small metallurgical sample of the Changkeng mineralization.

In 2007, six infill holes with a total of 1,264 meters were drilled to meet the minimum exploration expenditures required by the Chinese authorities. Assay results for these six holes were released in March 2008 and are available at the Company’s website and at www.sedar.com.

As at September 30, 2008, a total of 81 drill holes have defined a minimum strike length of 650 meters with drilling conducted on approximate 40 meter section spacing and holes on section between 20 meters to 80 meters apart. On March 12, 2008, the Company released a NI 43-101 compliant resource estimate which contains an indicated resource of 2.1 million tonnes @ 5.61 grams per tonne (g/t) gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au. The study also identified areas where inferred resources can be upgraded to indicate and the overall deposit can be expanded. An updated NI 43-101 resource estimate technical report has been filed on March 12, 2008 on SEDAR and is available at www.sedar.com.

As at December 15, 2008, 11,809 meters of diamond drilling have been completed in 60 drill holes, including pump holes. Seven shallow observation holes with a total footage of 692 meters were completed for the hydro geological testing. The permit area has now been covered with a drill grid of 80X80 meters and the major mineralization zone has been infilled to a drill grid of 40X40 meters. Hydrogeological testing and further drilling is currently being conducted. Holes for metallurgical sampling have been completed. All results are pending.

Gobi Gold Project

Minco Gold has a 65% interest in the Damo JV.

Field programs were commenced in late May 2008. Exploration was focused on investigation of the surface distribution of the various-sized auriferous veins in the northeast extension area of the Zhula Mine. Trenching, channel sampling and chip sampling were conducted over geologically favourable areas and magnetic anomalies. A total of 165 samples were collected from trenches, abandoned mining pits and surface traverse lines, including 105 channel samples and 60 chip samples. Two parallel mineralization zones were identified between M8 and M9 magnetic anomalies. The two veins are 200-300m in length and 1-3m in width with gold grades of 1.05g/t and 1.47g/t in two trenches. The widespread, extremely high gold values in previous geochemical samples resulted from the widely but sporadically distributed high-grade silicified veins of less than 1cm to 5cm in width at surface. The exploration potential and economic significance of the northeast extension will rely on the favorable structural preparation to increase the density of the high-grade vein lets at depth. Reprocessing of all the available raw data from previous IP programs will be arranged to further delineate and define any potential targets.

BYC Gold Project

The Company made the decision to sell its interest in the HYMK  as the Company believes that the potential for a significant discovery is limited. On July 18, 2008, the Company agreed to transfer its interest in the HYMK JV to Long Da Fu (Beijing) Investment Co. Ltd. for a total of RMB 7.0 million (approximately $1.2 million).The transaction was completed in October 2008 and the final installment on the sale proceeds received subsequent to year end 2008.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase- amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit.

A general review on exploration data from exploration programs organized in 2007 was conducted in April and May 2008. It was concluded that there are no significant Ag-Pb-Zn mineralization intersected within the drilling below the K3 structure, which is the expected major ore-control structure. There is no further evidence for Minco Gold’s target model of high grade Ag-Pb-Zn with associated Au. Therefore, Minco Gold has decided to suspend its funding on all exploration programs in the two exploration permits and will keep the interest earned so far in the joint venture.

Gold Bull Mountain Gold Project

The Company established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company paid a total of RMB 2,546,652 (approximately $358,500), which included a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

During the first five months in 2008, 456m of underground drifting was completed at Levels 87 and 47 to explore the gold zones defined in the upper level. Some un-continuous gold mineralization zones were intersected in tunnels at Level 87. Average gold grade in these veins ranges from 0.22 to 2.55g/t. No major mineable zone was delineated at Level 47.

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease exploration program at GBM in June 2008.

Subsequent to year end, the Company decided to explore the possibility of selling Yuanling Minco. Management continues to evaluate all of their properties, in relation to commodity prices.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: including four exploration permits along a regional structural belt parallel to the Yangshan gold belt; potential for gold and antimony.

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these 12 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

Exploration focus in 2008 was on the following:

1.

Detailed mapping, trenching and IP survey and test drilling at the Yangshanli and adjacent areas in the Yangshan sub-project area;

2.

Detailed follow up investigation in Sanchawan, Chengjiagou, Shiaigou and Miaogou occurrences at the Xicheng East sub-project area to generate targets for further exploration.;

3.

Reconnaissance investigation at some geologically favourable areas for regional target selection at the Yangshan, the Yejiaba and the Xicheng East sub-project areas.

The disastrous earthquake in May and aftershocks in the following months has seriously interrupted and delayed most of the exploration programs at Longnan.

In 2007, an aggressive trenching and drilling program was proposed for the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007.

Yangshanli:

At the end of June 2008, a surface mapping and trenching program was initiated within the 3 km2 area in the Anpingli-Shibali area, and follow up for some major Au, As and Sb anomalies was conducted in the adjacent areas of the known mineralization zone. The surface mapping program is designed to better understand the structure control and trace the strike extension of the known gold mineralization intersected in trenches last year. 13km2 of 1:10,000 mapping was completed by the end of September. A new mineralization zone of more than 5 meters in width has been discovered about 1,000 meters north of the major known zone revealed in trenches TC21, TC7 and TC8. The new zone occurred at the contact zone between thick limestone and phyllite and closely associated with a NW-trending fault zone. Grade of continuous surface chip samples is from 0.25 to 0.8g/t Au with widths of 0.5 to 1.0 meters.

Five trenches were dug to trace the strike extension of the known mineralization outcrops but most of them did not reach bedrock. The effectiveness of trenching is very limited because of the thick overburden in most of the survey area.

An IP survey was completed in the 3km2 investigation area in September to define exploration targets at depth. Dip extensions of favourable rock units and structures as well as possible intrusives have been delineated with the results of the IP survey in the survey area.

Xicheng East:

A reconnaissance survey program was initiated across the exploration areas at the Xicheng East sub-project area. The general objective of the reconnaissance investigation is to define targets for more detailed exploration by systematic traverse line mapping and sampling over the five known Pb-Zn-Ag occurrences and the Mohuashan geochemical soil anomalies.  Channel samples were collected over known mineral occurrences and chip samples were collected over new alteration and mineralization zones along traverse lines.

Reconnaissance investigation was completed by September and consisted of 41.5km line kilometres of geological mapping and 236 chip and channel samples were collected over known mineral occurrences and favourable potential areas. Major results are summarized below:

1.

Sanchawan Pb-Zn Occurrence: Mineralization occurred in sandstone at the contact zone between sandstone and limestone. The mineralization zone is 2.0 to 4.8m in width and can be traced for 150m along strike. Three artisan tunnels and mining pits were observed. Spot galena and limonite can be seen in samples. 31 channel samples were collected and 12 of them contain 0.28% to 1.85% Pb with widths of 0.5 to 1.0 meter. The zone is considered a Pb-dominated mineralization zone and deep potential of the zone should be further evaluated.

2.

Chengjiagou Au-Ag-Pb Occurrence: Mineralization occurred in a small fractured zone in sandy slate. The observed mineralization zone is 2.3m in length and 0.03 to 0.3m in width. Banded and glaebule galena was observed associated with silification and pyritization. Two of the seven channel samples contain 1.67g/t Au, 10g/t Ag, 0.43% Pb and 0.33g/t Au, 70g/t Ag and 2.39% Pb respectively. Further exploration will be carried out to evaluate mineralization potential along strike and in the hanging wall rocks where gold mineralization was detected.

3.

Xiaodonggou and Sanhewan

a)

Xiaodonggou Pb-Zn-Ag Occurrence: Mineralization occurred in fissures developed in sericite schist. The fissures are 0.02 to 0.5m in width and tens of centimetres to several meters in length. Glaebule sphalerite and galena, spotty pyrite filled in some of these fissures. 14 channel samples were collected and 4 of these samples contain 0.15% to 0.74% Pb, 0.14% to 2.14% Zn.

b)

Sanhewan Pb-Zn Occurrence: Sanhewan is the west extension of the Xiaodonggou occurrence. A 2m-wide alteration zone was observed and 12 chip samples were collected. 4 samples contain 0.48% to 0.56% Pb and 0.41% to 0.87% Zn.

Both Xiaodonggou and Sanhewan occurrences are located at the east extension of the regional Au-Ag mineralization zone. Two gold deposits are located at 5km and 9km west respectively at the zone.

Reconnaissance investigation and sampling have been restricted in surface observation and sampling of the observable mineralization outcrops.

Detailed surface mapping and investigation on the available artisan adits were conducted in October and November 2008 in Sanchawan and Xiaodonggou area. A grid soil sampling program was carried over the significant gold anomalies in early December in the Caopingshan area.

Regional Target Generation.

In March 2008 Minco’s field crew commenced reconnaissance work at Henjiawan which is geologically similar to the Anba deposit.  Work consisted of mapping, trenching and sampling.  A structural and alteration zone was identified and 54 chip samples collected and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au. The gold mineralization is mainly associated with dark grey phyllite and granite dykes. Trenching was conducted in April 2008 and 46 channel samples were collected. Assay data returned from channel samples ranges from 0.01 to 0.02g/t Au.

Reconnaissance investigation at the Yejiaba area has been conducted on the extension zones of an adjacent known gold deposit. 45 line kilometres was investigated and 103 chip samples were collected. Gold mineralization was identified in the structurally fractured zones extended from the known deposit. Chip samples from the 3-5cm wide veinlets returned 0.58 to 24.6g/t Au. Four trenches were dug. Mineralization zone of 5m in width was delineated in one of the trenches with grade from 0.2 to 0.58g/t.

Regional reconnaissance investigation for exploration target generation was conducted in November and early December over the major multi-element anomalies associated with favourable geological and structural features in the Yangshan and the Yejiaba sub-project areas. The recent reconnaissance program has resulted in the following discoveries:

1.

Gouzikou Gold Occurrence, Oujiaba Permit, and Yangshan Sub-project: A 50m-wide EW-trending structural zone was discovered in the favourable Devonian lithological unit. 7 un-continuous samples from the 47 channel samples across the structural zone returned gold values 0.22, 0.15, 0.44, 0.15, 1.19, 0.46 and 0.21g/t Au respectively.

2.

Fujiwan Gold Occurrence, Shajinba Permit, and Yejiaba Sub-project: A 1-2m zone was identified at the contact zone between a granite porphyry dyke and the Carboniferous phyllite. Five chip samples from outcrops returned gold values 3.91, 2.87, 4.29, 3.11 and 1.21g/t Au.

3.

Shajinba Antimony Occurrence, Shajinba Permit, and Yejiaba Sub-project: Mineralization was observed at the contact zone between thick limestone and slate.

4.

Madigou Gossan Zone, Yejiaba Permit, and Yejiaba Sub-project: A gossan zone was discovered at the contact zone between Silurian slate and Carboniferous limestone. Peak values of 0.13-0.3g/t Au were detected in previous soil samples nearby.

5.

Regular Occurrences, Weiziping Permit, and Yejiaba Sub-project: By talking with local people, it is known that there has been a regular mining activity at the northern part of the Weiziping permit since ancient time.

Liquidity and Capital Resources

The Company does not generate revenues from operations. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company depends on a combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, to complete its planned exploration business plan and support the basic operations expenses for the next 12 months. While the Company believes it will be able to raise the additional financing when required, the impact of the current global economic downturn and uncertainty of global equity markets provide no guarantees that the Company can complete a financing.

.

Cash Flow

Operating Activities

For the full year the Company used $11.3 million (2007 - $4.9 million) to support its operating activities. The full year net loss was $12.9 million (2007 - $7.6 million) with the fourth quarter being $1.0 million (2007 - $0.3 million). (Current year operating loss before gain on discontinued operations was $14.1 million (2007 - loss of $7.5 million)). This level of expenditure activity is consistent with the Company’s goal of exploration activity and acquisition opportunities. Cash provided by operation activities of discontinued operation activities was $0.7 million (2007 –$1,756).

Financing Activities

For the full year ended December 31, 2008, the Company generated cash from proceeds on issuance of shares $46,439 (2007 - $0.1 million), cost of share buyback $nil (2007 - $44,451),  contributions of non-controlling interests $nil (2007 - $0.5 million) and loan payable $2.88 million (2007 -$nil).

Investing Activities

The Company sold short term investment securities to generate cash to support its exploration activities of $5.1 million (2007 - $4.7 million), purchases of equipment totaled $0.1 million (2007 - $0.2 million), received proceeds from the sale of Minco Silver shares $nil (2007 - $3.2 million),   proceeds from the sales of mineral interests $0.4 million (2007 - $nil), while having $3.4 million   due from Minco Silver be received.  (2007 – net advance to Minco Silver of $1.9 million). Cash provided by investing activities of discontinued operation activities was $4,461 (2007 - nil million).

Available Resources

The Company’s cash and short-term investment balance at December 31, 2008 amounted to $3.5 million (2007 - $7.5 million).

Accounts Payable and Accrued Liabilities

During the year, the MingZhong partners contributed RMB 30.0 million ($5.39 million) to MingZhong as shareholder loans. The funds were used to make the installment on the

Changkeng Exploration permit RMB 19 million ($2.94 million) and for exploration and operating activities RMB 11 million ($1.7 million). Application was made to the government authorities to have these funds treated as registered capital. As at the date of this MD&A, this approval has not been received. Therefore on the consolidated financial statements of the Company is reflected a balance due to MingZhong minority shareholders RMB 14.7 million ($2.66 million) which represents their 49% of the initial RMB 30.0 million ($5.39 million) contribution.

The remaining balance due for the exploration permit of RMB 29 million ($5.04 million) has been accrued in the December 31, 2008 financial statements as due to 757 Exploration Team. Minco China is responsible for its 51% shareholder contribution to MingZhong of RMB 14.8 million ($2.57 million) and the minority shareholders are responsible for their 49% shareholder contribution to MingZhong of RMB 14.2 million ($2.47 million) to fund the balance due for the exploration permit.

Investment in Minco Silver Corporation

The Company owns 13,000,000 common shares (representing 40.48% as at December 31, 2008) of Minco Silver that was acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

On May 17, 2008 Minco Silver share purchase warrants were exercised for 741,357 common shares at an exercise price of $3.45.  The Company did not participate in this exercise and as a consequence its ownership in Minco Silver was reduced from 41.59% to 40.48%.  This reduction in ownership resulted in a dilution gain for the quarter ended June 30, 2008 of $1,375,604.

On July 22, 2008, Minco Silver announced the potential acquisition of 100% of the issued and outstanding common shares of Sterling Mining Company (“Sterling”).  Among the terms of the deal is that Minco Silver has offered 0.51 of a Minco Silver share for each one of Sterling’s share.  The Company extended a line of credit in the amount of US$15.0 million (“the facility”) to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling’s business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses.

On August 27, 2008 the Company terminated the obligation to acquire 100% of the outstanding common shares of Sterling and the obligation to advance the additional US$10.0 million under the line of credit, as provided in the facility.

Minco Silver is of the opinion that they will be successful in recovering all of the funds due to the Company, through the bankruptcy protection proceedings, which were initiated on March 3, 2009, by Sterling when it filed a voluntary petition under Chapter 11 bankruptcy code.

Please refer to the 2008 audited financial statements and MD&A of Minco Silver for the year ended December 31, 2008, available on SEDAR and accessible at www.sedar.com, for further information on Minco Silver and its properties.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31, 2008	December 31, 2007
Investment in Minco Silver Corporation on an equity basis	$3,675,116	$ 3,079,412

Market value of Minco Silver shares	$ 18,460,000	$38,740,000

As of December 31, 2008, Minco Silver had current assets of $5,398,758, non-current assets 12,330,727 (including $5,294,098 in capitalized mineral interest costs), current liabilities of $1,949,370 and shareholders equity of $15,780,115. Minco Silver incurred exploration costs of $1,814,641, administration costs of $1,369,282 and a loss of $2,295,138 during the year ended December 31, 2008.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

The current economic environment has prompted the Company to reduce or cease activities within Canada and China that are not focused on its prime assets and stopped or suspended work on non-core properties to preserve its cash position.

The Company will be required to raise additional funds to support its strategic goals in 2009, with the focus of the Company being on progressing the work on the Changkeng Gold project and further exploration on the Longnan projects where field programs have been planned for the higher potential areas and a drill program has been prepared for the Yangshanli property to follow up on the discovery made during 2008. Field work will also be conducted in the Yejiaba and Xicheng areas.

Share Capital

Under the original escrow agreement escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource properties and as at December 31, 2007, all shares have been released from escrow.

As at the date of this MD&A, the Company has 42,989,051 common shares and 6,325,834 stock options outstanding, for a total of 49,314,885 fully diluted common shares outstanding.

At December 31, 2008 the Company has 42,989,051 common shares and 4,725,834 stock options outstanding, for a total of 47,714,885 fully diluted common shares outstanding.

Contractual Obligations and Contingencies

(a)

The Company has commitments in respect of office leases requiring minimum payments of $1,451,329  as follows:

2009	$ 200,174
2010	205,533
2011	219,393
2012	226,323
2013	240,183
2014	247,113

2015	112,613
$ 1,451,329

The Company has entered into sub-lease agreements for a portion of its leased premises.

Transactions with Related Parties

The Company earned the rental income and incurred the following fees to its directors or corporations controlled by its directors:

	2008	2007
Rental Income	$68,100	$58,761
	2008	2007
Exploration costs	$85,937	$80,625
Management fees	42,135	17,344
Property investigation	6,979	21,094
Investor relations	8,177	-
Director's fees	48,000	62,500
	$191,228	$181,563

 Receivables of $166,872 (2007 - $239,260) are due from four companies related by two common directors.

At December 31, 2008, the Company has nil balance due to Minco Silver (2007 $1,929,893). The Company owns 40.48% of the issued and outstanding shares of Minco Silver and has one common director.

 At December 31, 2008, the Company has a $1,246,282 due from Minco Silver (2007 – $4,639,788) in relation to expenditures on the Fuwan Silver Property, new silver project investigation expenses, and shared office expenses for both offices in Vancouver and Beijing. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

At December 31, 2008, the Company has $506,569 (2007 - $271,999) due from Minco Base Metals in relation to expenditures on the White Silver Mountain project and shared office expenses.  The amount due from Minco Base Metals is unsecured, non-interest bearing and repayable on demand. The Company is related to Minco Base Metals through two common directors and one common officer.  The Company provided financial assistance to fund Minco Base Metals’ operations.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

The Company is required to make estimates of future production costs, future gold commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets.

In testing the impairment of its mineral interests the Company is evaluating its resources and extended determination of gold reserves which requires a number of assumptions and estimations, including geological sampling and modeling as well as estimates of future gold prices and future production costs. Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of gold and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operation.

Business Environment and Risks

The Company’s operations consist of the acquisition and exploration of properties in China. The Company examines the various financial risks to which it is exposed to. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a periodic basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk – Credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right to set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the financial statements. The Company considers the following financial assets to be exposed to credit risk:

Financial Assets

Held for trading $3,539,570*

        Loans/other receivable $2,649,582**

* Held for trading includes cash and cash equivalents, short term investment and long –term marketable securities.

** Loan/other receivables include receivables, due from Minco Silver and due to Minco Base Metals.

The effective interest rate on financial assets ranges up to 4.10%.

Cash and cash equivalents – In order to manage credit and liquidity risk by investing its funds with reputable financial institutions. The Company places its Canadian based short-term investment funds into fixed income securities with terms of 90 days or less when acquired and its China based funds invested in term deposits of 90 days or less. The fair value approximates the carrying value.

Short term investments – Consisting of marketable securities and guaranteed investment certificates with maturities greater than 90 days when acquired. The fair value approximates the carrying value as the marketable securities are marked to market with published price quotation at the balance sheet date.

Receivables and due from related parties – Credit risk with related parties is the risk of default. The Company manages this risk by continuously monitoring the financial position of the borrower. Balances with related parties are unsecured; non-interest bearing and due on demand.

Liquidity risk – The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements or has the flexibility to delay certain corporate activities until funds become available. The Company’s exposure to liquidity risk is:

Financial Liabilities

Other Liabilities $8,688,807

Other liabilities includes accounts payable, accrued liabilities and loan payable.

All other liabilities are due on call except for balance of $5,047,161 which is due and payable in one year. The $5,047,161 (discounted at 5% to carrying value) balance that is due in one year has a contractual value of $5,170,262.

The effective interest rate on financial liabilities ranges up to 5%.

Currency/Foreign exchange risk – The Company’s functional currency is the Canadian dollar and therefore the Company’s net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in both Canadian and China based assets. The Company does not hedge its foreign currency fluctuations. A 1% increase in the exchange rate between the Canadian dollar and the Chinese RMB will have a before tax effect of a $41,700 gain on the financial results.

Interest rate risk – The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bears interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. The cash and the short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A 1% increase in the interest rate in China will have a net (before tax) expense effect of $26,673 and a 1% increase in the interest rate in Canada will have a net (before tax) income effect of $9,226, assuming the foreign exchange rate remains constant.

Initial Adoption of Accounting Policies

On January 1, 2008, the Company adopted six new standards that were issued by the Canadian Institute of Chartered Accountants:

Handbook Section 1400, General Standards of Financial Statement Disclosure (“Section 1400”), Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories – (“Section 3031”), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

(i) General Standards of Financial Statement Disclosure - Section 1400

Section 1400, General Standards of Financial Statement Disclosure establishes standards for assessing a company’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt upon its ability to continue as a going concern. The Company’s disclosure reflects such assessment and discussion (see Note 1).

(ii) Accounting Changes – Section 1506

Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the consolidated financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. Even though the Company changed its accounting policy on development costs, the adoption of this Section had no impact on the financial position or results of operations for the year ended December 31, 2008 as there were no Minco Gold properties that met the criteria for capitalization. The basis for the change in accounting policy is to align the accounting policies with those companies in a group and Minco Silver changed its accounting policy in 2008.

(iii) Capital disclosures – Section 1535

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

(iv) Financial instruments – Sections 3862 and 3863

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the financial position or results of operations for the year ended December 31, 2008.

(v) Inventories – Section 3031

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

Recent Accounting Pronouncements

(i) Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet assessed the impact of the ultimate adoption of IFRS on the Company.

(ii) Goodwill and Intangibles – Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009. The Company does not expect the adoption of this change to have an impact on its consolidated financial statements.

(iii) Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.” Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain.

Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

(iv) EIC -173 Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee (“EIC”) issued EIC-173. In this EIC the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The EIC is effective for periods ending after the issuance date, the Company is evaluating the effect of EIC-173 and will adopt prospectively.

(v) EIC – 174 Mining Exploration Costs

On March 27, 2009 the EIC issued EIC-174. In this EIC the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The EIC is effective for periods ending after the issuance date and the Company believed that the impact of adoption is in line with the Company’s existing accounting policies.

Internal Controls over Financial Reporting

There has been no significant change in the Company’s internal control over financial reporting during the year 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Internal Control over Financial Reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company’s financial information and the preparation of the audited financial statements. The design includes policies and procedures that:

1. Pertains to the maintenance of records;

2. Provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

3. Provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company’s assets.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management's evaluation of the effectiveness of internal controls identified some material deficiencies in the financial reporting process as of December 31, 2008. Specifically, due to the smaller nature of the Company, there was a lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared in some locations. In addition, there was a lack of consistency in the application of the Company’s standardized, formal policies and procedures around the financial closing and reporting of financial results; the Company did not have the required complement of personnel throughout the year (with appropriate levels of accounting knowledge, experience and training in the application of Canadian generally accepted accounting principles).

Management has concluded that the Company did have some material financial reporting weaknesses which have impacted its ability to maintain effective internal control over financial reporting throughout the year ended December 31, 2008 based on the criteria set forth in the Committee of Sponsoring Organization of the Treadway Commission framework.

Remediation of Material Weaknesses

To address the material weaknesses described above, management has started a project to redesign the financial reporting process with a view to evaluating and designing an implementation strategy of the redesigned process as part of the first quarter 2009, with the expected redesigned process being implemented though the third quarter of 2009.

Subsequent Events

Effective January 22, 2009, the Company granted options over 1,582,000 common shares to various employees, directors, and contractors at an exercise price of $0.48 that vest over an 18 month period from the issue date and expire in January 2014.

As of February 28, 2009, the Company received the installment payment on the sale of BYC of RMB 2.8 million ($0.5 million).

Effective March 27, 2009, the MingZhong shareholders agreed to increase the companies registered capital by RMB 51.7 million ($9.2 million) and paying off the RMB 30 million ($5.39 million) loans from shareholders.

 As of April 9, 2009, the Company is subject to a Cease Trade Order due to delayed filing of 2008 annual Financial Statements and MD&A.

Cautionary Statement on Forward-Looking Information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar  expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of gold, silver and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, and quantities or grades of reserves. Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Ken Cai

April 13, 2009